                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:      October 31, 2002
                                                  Estimated average burden
                                                  hours per response ..... 14.90
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                            VENDINGDATA CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)

                                  92261Q 10 3
________________________________________________________________________________
                                 (CUSIP Number)

         Stacie L. Brown, 6830 Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 14, 2000
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92261Q 10 3                 13D                      Page 2 of 4 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     James E. Crabbe
     James E. Crabbe Revocable Trust
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     Not applicable
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     James E. Crabbe - United States
     James E. Crabbe Revocable Trust - Oregon
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         7,368,909 shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0,000,000 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           4,425,792 shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0,000,000 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,368,909
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     67.88%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN; OO
________________________________________________________________________________

         This Amendment No. 3 amends the Schedule 13D dated June 7, 1999 (the "Schedule 13D"), the Amendment No. 1 dated August 25, 1999, and September 22, 1999, (the "First Amendment"), and the Amendment No. 2 dated May 30, 2000, (the "Second Amendment") of James E. Crabbe and the James E. Crabbe Revocable Trust with respect to the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D or the First or Second Amendments.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATIONS

         Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION

         The filing of this Amendment No. 3 to Schedule 13D is a result of Issuer's grant to James E. Crabbe of 1,000 options to purchase shares of Common Stock (the "Grant"). The Grant was effective July 14, 2000, and was made pursuant to the terms of Issuer's 1999 Directors' Stock Option Plan.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         JAMES E. CRABBE AND THE JAMES E. CRABBE REVOCABLE TRUST
         ---------------------------------------------------------

                                              PRESENTLY OWNED      PERCENTAGE(3)
                                              ---------------      -------------

         Sole Voting Power                       7,368,909(1)           67.88%

         Shared Voting Power                     0,000,000                  0%

         Sole Dispositive Power                  4,425,792(2)           40.77%

         Shared Dispositive Power                0,000,000                  0%

         Total Beneficial Power                  7,368,909(1)           67.88%
----------

1    This amount represents 3,138,570 shares of Common Stock owned by the James
     E. Crabbe Revocable Trust, 2,943,117 shares of Common Stock, the voting power of which Yvonne M. Huson transferred to James E. Crabbe pursuant to the Durable Power of Attorney dated November 12, 1999, 459,300 shares of Common Stock issuable to the James E. Crabbe Revocable Trust upon exercise of certain Warrants, 826,922 shares of Common Stock issuable to the James
     E. Crabbe Revocable Trust upon conversion of 9.5% Convertible Notes, and 1,000 shares of Common Stock issuable to James E. Crabbe upon exercise of certain options.

2    This amount represents 3,138,570 shares of Common Stock owned by the James
     E. Crabbe Revocable Trust, 459,300 shares of Common Stock issuable to the James E. Crabbe Revocable Trust upon exercise of certain Warrants, 826,922 shares of Common Stock issuable to the James E. Crabbe Revocable Trust upon conversion of 9.5% Convertible Notes, and 1,000 shares of Common Stock issuable to James E. Crabbe upon exercise of certain options.

3 These percentages reflect the percentage share ownership with respect to 10,854,799 shares, the number of shares of Common Stock outstanding as of July 31, 2000.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 3, 2000



                                           /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-In-Fact
                                           for James E. Crabbe



                                           JAMES E. CRABBE REVOCABLE TRUST



                                           By: /s/ Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-In-Fact for
                                           James E. Crabbe, Trustee




                                       -4-